Exhibit 99.3

ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS

TO BE HELD ON MONDAY, MAY 12, 2014

NOTICE OF MEETING AND
MANAGEMENT PROXY AND INFORMATION CIRCULAR

THIS NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF RIO ALTO MINING LIMITED OF PROXIES TO BE VOTED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF RIO ALTO MINING LIMITED TO BE HELD ON MONDAY, MAY 12, 2014.

TO BE HELD AT:

TRUMP INTERNATIONAL HOTEL & TOWER
325 Bay Street
Toronto, ON M5H 4G3

At 11:00 a.m.

Dated: April 11, 2014

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

WHEN:	Monday, May 12, 2014 at 11:00 a.m. EST

WHERE:	Bay Street Room, Trump International Hotel & Tower, 325 Bay Street Toronto, ON M5H 4G3

PURPOSE:	To discuss, and if it thought fit approve, the following items of business

1.	to receive and consider the audited financial statements of the Company for the twelve-month financial year ended December 31, 2013, and the report of the auditor thereon;

2.	to fix the number of directors of the Company to be elected at the Meeting at seven (7);

3.	to elect the Board of Directors of the Company for the ensuing year;

4.	to appoint the auditor of the Company for the ensuing year and to authorize the Board of Directors to fix the auditor’s remuneration;

5.	to approve unallocated options pursuant to the Company’s stock option plan; and

6.	to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

By order of the Board,

“Alexander Black”

Alexander Black
President and Chief Executive Officer

Vancouver, British Columbia
April 11, 2014

It is desirable that as many shares as possible be represented at the Meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose or fax to 1-866-249-7775. All proxies, to be valid, must be received by Computershare Investor Services Inc., 100 University Ave., 9th Floor, North Tower Toronto, Ontario M5J 2Y1, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of proxies

This Management Information Circular (“Circular”) is provided in connection with the solicitation by Management of Rio Alto Mining Limited (the “Company” or “Rio Alto”) of proxies from the holders of common shares (the “Common Shares”) for the annual general and special meeting of the shareholders of the Company (the “Meeting”) to be held on Monday, May 12, 2014 at 11:00 a.m. at the Trump International Hotel & Tower, located at 325 Bay Street, Toronto, ON, M5H 4G3 or at any adjournment or postponement(s) thereof for the purposes set out in the accompanying notice of Meeting (“Notice of Meeting”). While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of Rio Alto.

Request for Printed Meeting Materials

Shareholders can request that printed copies of the Meting Materials be sent to them by postal delivery at no cost to them by contacting Rio Alto’s corporate office as follows:

Rio Alto Mining Limited
Attention: Alejandra Gomez
Suite 1950, 400 Burrard Street
Vancouver BC V6C 3A6
Tel: 1 604 628 1401
Email: office@rioaltomining.com

Effective Date:

Unless otherwise stated, the information contained in this circular is at April 11, 2014 (the “Effective Date”).

Currency:

Unless otherwise stated all dollar amounts are in US dollars. Canadian dollars are referred to as “C$.” Unless otherwise stated, any United States dollars amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$0.9402=US$1.00 for 2013 being the average noon rate quote by the Bank of Canada for the year.

VOTING INFORMATION

Why am I receiving this proxy and information circular?

One of the benefits of being a shareholder is the right to vote on certain corporate matters. This Management Information Circular (the "Circular") provides the information that you need to vote at the Meeting. Since some shareholders cannot or do not want to personally attend the annual and special meetings at which the voting occurs, Rio Alto provides shareholders with the option to cast a proxy vote, that is to say to provide authority to the persons selected by the Board of Directors (the “Management Designees”) to represent them at the Meeting, or to designate a person (who need not be a shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Instrument of Proxy the name of the person to be designated and by deleting therefrom the names of the Management Designees, or by completing another proper Instrument of Proxy and delivering the same to the transfer agent of the Company. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification with him to the Meeting. In any case, the Instrument of Proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy form). In addition, a proxy may be revoked by a shareholder personally attending at the Meeting and voting his shares.

What will I be voting on?

You will vote on:

setting the number of Directors to be elected;

the election of Directors; the appointment of Auditors;

approving the unallocated options prusuant to the Company’s Stock Option Plan;

any other business as may be properly brought before the Meeting or any adjournment thereof.

What else will happen at the Meeting?

The audited consolidated financial statements for the year ended December 31, 2013, together with the independent auditor's report on these statements will be presented at the Meeting.

How will these matters be decided at the Meeting?

A majority of votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.

How many votes do I have?

You will have one vote for each common share of the Company you own at the close of business on April 7, 2014, the record date (the “Record Date”) for the Meeting.

How many shares are eligible to vote?

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares. There are no other shares authorized, issued or outstanding of any class. As at the effective date of this Circular (the “Effective Date”), which is April 11, 2014, the Company has 176,987, 682 Common Shares without nominal or par value outstanding. The Common Shares are the only shares entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

As of the Effective Date, to the knowledge of the directors and senior officers of the Company, the only party who beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights of the Company was Sentry Investments Inc. Based on the information filed on December 31, 2013 Sentry Investments Inc. has control and direction over 29,709,500 Common Shares representing approximately 16.80% of the voting rights attached to the Company’s voting securities.

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by Proxy, as explained below. If your shares are registered in the name of an Intermediary (as hereinafter defined), please see the instructions below under the heading “Voting for non-registered holders.”

Voting by proxy for registered holders

In addition to voting in person at the Meeting, you may vote by mail by completing the Instrument of Proxy and returning it to the Company’s transfer agent by mail to Computershare Investor Services, 100 University Ave., 9th Floor, North Tower Toronto, Ontario M5J 2Y1, or via fax to 1-866-249-7775 at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy. You may also vote by phone or via the Internet. To vote by phone (only available in Canada and the US) call the toll free number listed on the Instrument of Proxy and follow the voting instructions. To vote via the Internet, go to the website specified on the proxy and enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions on the screen. If you vote by telephone or via the Internet, do not complete or return the Instrument of Proxy.

Voting for non-registered holders

If your Common Shares are not registered under your name they will likely be registered under the name of your broker or an agent of that broker (the “Intermediary”). Each Intermediary has its own procedures; please follow them carefully to ensure that your shares are voted at the Meeting according to your instructions. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Your Intermediary should have sent you this Circular, together with either (a) the voting instruction form to be completed and signed by you and returned to them as required, or (b) an Instrument of Proxy, which has already been signed by the Intermediary and is restricted as to the number of shares beneficially owned by you, to be completed by you and returned to Computershare no later than 48 hours prior the commencement of the Meeting. To vote in person at the Meeting, a non-registered shareholder should, in the case of a voting instruction form, follow the instructions set out on the voting instruction form and, in the case of an Instrument of Proxy, insert his or her name in the blank space provided and return the Instrument of Proxy to Computershare no later than 48 hours prior to the commencement of the Meeting. Late proxies from non-registered holders may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

How will my proxy be voted?

On the Instrument of Proxy you can indicate how you would like your proxy holder to vote your shares for any matter put to a vote at the meeting and on any ballot, and your shares will be voted accordingly. If you do not indicate how you want your shares to be voted, the Management Designees (whose names appear on the Instrument of Proxy) intend to vote your shares in the following manner:

i.	for setting the number of directors at seven (7);

ii.	for the election of management nominees as directors;

iii.	for the appointment of Grant Thornton LLP, Chartered Accountants as the auditors and the authorization of the directors to fix the remuneration of the auditors;

iv.	for the approval of the unallocated options pursuant to the Company’s Stock Option Plan;and

v.	for management’s proposals generally.

How can I revoke my proxy?

You can revoke your proxy at any time prior it its use by requesting, or having your authorized attorney request, in writing to revoke your proxy. This request must be delivered to Rio Alto's corporate office (located at Suite 1950, 400 Burrard Street, Vancouver BC, V6C 3A6) before the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

How are proxies solicited?

Management is soliciting your proxy and the costs of doing so are being borne by the Company. In addition to soliciting proxies by mail, directors, officers and employees of the Company may also, without additional compensation, solicit proxies in person or by phone, fax or other form of electronic communication.

Who counts the votes?

The Company’s transfer agent, Computershare Investor Services Inc., counts and tabulates the proxies. This is done independently of the Company to preserve confidentiality in the voting process. Proxies are referred to the Company only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet legal requirements.

How do I contact the transfer agent?

If you have any inquiries, you can contact the Company’s principal registrar and transfer agent, Computershare Investor Services Inc. as follows:

Email: Christian.Carvacho@computershare.com
Toll-free: 1 800 564 6253
Telephone: 1 604 661 9400
Fax: 1-866-249-7775
Mail:	100 University Ave.
8th Floor, North Tower
Toronto, Ontario M5J 2Y1
Canada

The Company’s co-registrar and co-transfer agent in the United States is Computershare Trust Company, N.A. of Denver, CO., however, all shareholder inquiries should be directed to Computershare Investor Services.

BUSINESS OF THE MEETING

1.	Presentation of the Financial Statements

The Company’s audited comparative consolidated financial statements for the year ended December 31, 2013 will be presented to shareholders of the Company at the Meeting and have been mailed to Registered Shareholders as required under the Business Companies Act (Alberta) (“ABCA”) and to non-registered shareholders who have requested such financial statements. No formal action will be taken at the Meeting to approve the financial statements.

2.	Number of Directors to be Elected at the Meeting

Shareholders of the Company will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution fixing the number of directors to be elected at the Meeting. In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

At the Meeting, it will be proposed that seven (7) directors be elected to hold office until the next annual general and special meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution fixing the number of directors to be elected at the Meeting at seven (7).

3.	Appointment of Directors

Majority Voting Policy

In accordance with new policies published by the Toronto Stock Exchange (the “TSX”), the Board of Directors of the Company (the “Board” or “Board of Directors”) has adopted a majority voting policy for director elections that will apply at any meeting of the Company’s shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation to the Chairman of the Board promptly following the applicable shareholders’ meeting. Following receipt of resignation, the Corporate Governance and Compensation Committee (the “CGC Committee”) will consider whether or not to accept the offer of resignation and make a recommendation to the Board. Within 90 days following the applicable shareholders’ meeting, the Board shall publicly disclose their decision whether to accept the applicable director’s resignation or not, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to this policy will not be permitted to participate in any meeting of the Board or the CGC Committee at which the resignation is considered.

The Company currently has eight directors and seven of these directors are being nominated for re-election. The names of the proposed nominees are set out below. Each director will hold office until the next annual meeting of shareholders of Rio Alto or until their successors are elected or appointed as the position is vacated.

Advance Notice

On May 10, 2012 shareholders of the Company approved By-law No. 1A. This By-law provides for advance notice of nominations of directors in circumstances where nominations of persons for election to the Board of Directors are made by shareholders other than pursuant to a requisition of a meeting made pursuant to the provisions of the ABCA or a shareholder proposal made pursuant to the provisions of the ABCA.

The purpose of the By-law No. 1A is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders, including those participating in a meeting by proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. In addition, the By-law should assist in facilitating an orderly and efficient meeting process.

Director profiles

The following section profiles each of the nominated directors, all positions and offices in the Company presently held by such nominee, the nominee’s municipality of residence, principal occupation at the present and during the preceding five years, the period during which the nominee has served as a director, and the number and percentage of Common Shares of the Company that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.

KLAUS ZEITLER Independent Director British Columbia, Canada Chairman and a Director since June 25, 2009 Areas of expertise: Corporate finance and business strategy.	Dr. Zeitler received his professional education at Karlsruhe University from 1959 to 1966 and obtained a PhD in economic planning. Dr. Zeitler is a member of the Canadian Institute of Mining and Metallurgy and the Prospectors and Developers Association. Dr. Zeitler financed, built and managed base metal and gold mines throughout the world (Europe, Africa, North America, South America, and Pacific Region) with a total investment value of $4 billion. Dr. Zeitler was a managing director of Metallgesellschaft AG, a German metals conglomerate and in 1986 founded and was a director and CEO of Metall Mining, later Inmet, a Toronto Stock Exchange listed company with assets of over $5 billion and base metal and gold mines in different parts of the world. After having been a director of Teck and Cominco for many years, Dr. Zeitler joined Teck in 1997 as Senior Vice President and had responsibilities for the exploration and development of mines in Peru, Mexico and the USA. Since his retirement from Teck Cominco in 2002, and in addition to being Chairman, CEO and a director of Amerigo Resources Limited, Dr. Zeitler has been actively involved as a director in various junior base and precious metal companies.

Number and Percentage of Common Shares Held or Controlled as at the Effective Date
750,000(1) (2)
0.42%(3)
Options Held or Controlled as at the Effective Date
550,000
7.1% (4)
Voting results (%)

Year	For	Withheld
2013	83.10	16.90
2012	86.27	13.73
2011	99.93	0.07

Board of Directors and Committee Membership	2013 Attendance
Board of Directors	8 out of 8	100%
CGC Committee	2 out of 2	100%

Other Public Board Memberships
● Amerigo Resources Limited
● Western Copper and Gold Company
● Los Andes Copper Ltd.

1)	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Effective Date, based upon information furnished to the Company by Klaus Zeitler.
2)	These Common Shares are owned by Zeitler Holdings Corp., a company controlled by Klaus Zeitler.
3)	Assumes a total of 176,987,682 Common Shares issued and outstanding as at the Effective Date.
4)	Assumes a total of 7,732,250 stock options outstanding as at the Effective Date.

ALEXANDER BLACK
Non-independent Director

Lima, Peru

Director since June 25, 2009, President since Jun 2, 2010 and Chief Executive Officer since January 23, 2012

Areas of expertise:
Mining industry and operations, business strategy

Mr. Black lives in Lima, Peru and has 33 years’ experience in the mining industry. Mr. Black holds a BSc in Mining Engineering from the University of South Australia and is a member of the Australasian Institute of Mining and Metallurgy. Prior to moving to Peru in 2000, Mr. Black was the founder and Managing Director of international mining consulting services group Global Mining Services from 1994 to 2000. In 1996, Mr. Black also founded and was Chairman of OFEX listed AGR Limited with exploration projects in Ghana and Mongolia. In 2002, Mr. Black took control of Chariot Resources Limited as a listed TSXV shell and played a key role in the acquisition of the Marcona Copper Project and formation of the Korean joint venture with Chariot Resources. Upon his resignation as Chairman & Executive VP of Chariot Resources in 2006, Mr. Black returned to Peru and founded the Peruvian registered Rio Alto S.A.C. Mr. Black was the Chief Executive Officer, President and a director of Rio Alto prior to the acquisition of the company by Mexican Silver Mines (since renamed Rio Alto Mining Limited).

Number and Percentage of Common Shares Held or Controlled as at the Effective Date
4,894,651(1) (2)
2.61% (3)
Options Held or Controlled as at the Effective Date
100,000
1.29% (4)
Voting results (%)

Year	For	Withheld
2013	99.90	0.10
2012	90.87	9.13
2011	99.93	0.07

Board of Directors and Committee Membership	2013 Attendance

Board of Directors	7 out of 8	87%
Health, Safety and Community Committee	4 out of 4	100%

Other Public Board Memberships
Not Applicable

1)	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Effective Date, based upon information furnished to the Company by Alex Black.
2)	These Common Shares are owned by Auscan Assets, a company controlled by Alex Black.
3)	Assumes a total of 176,987,682 Common Shares issued and outstanding as at the Effective Date.
4)	Assumes a total of 7,732,250 stock options outstanding as at the Effective Date.

DRAGO KISIC Independent Director Lima, Peru Director since March 15, 2010 Areas of expertise: Finance, investment banking	Drago Kisic Wagner holds a B.S. from Pontificia Universidad Católica del Perú and a Master’s degree (B-Phil) from Oxford University. As a founding partner and current Director of MACROCONSULT and MACROINVEST, Mr. Kisic advised the Government of Peru during the privatization of Centromin, Minero-Peru, Hierro-Peru and Peru's telephone and telecommunications companies CPT and ENTEL-Peru. Mr. Kisic is a member of the board of Banco Central de Reserva del Perú, Unacem (a cement company); Mapfre and Mapfre Peru Vida (insurance companies); Haug (a steel contractor); Corporación Rey (textile related companies), Clinica Médica Cayetano Heredia and Obrainsa. Currently, President of Macrocapitales Safi and Bodega San Nicolás and is a member and former President of the Peruvian Center for International Studies (CEPEI) and the Peruvian Institute of Business Management (IPAE). He was member of the board of Banco Financiero, advisor to the Executive Director of the World Bank, and was President of CONASEV (the Peruvian securities and companies' regulatory authority) and Vice-president of the Lima Stock Exchange (BVL). Mr. Kisic was the former head of the Economic Office and Manager of the Balance of Payments & External Sector Bureau of Peru's Central Reserve Bank and a former member of the Advisory Committee of the Ministry of Foreign Affairs. He was also the Head of the Border Integration Team during the peace negotiations between Peru and Ecuador, ten years ago.

Number and Percentage of Common Shares Held or Controlled as at the Effective Date
60,000(1)
0.03%(2)
Options Held or Controlled as at the Effective Date
300,000
3.87%(3)
Voting results (%)
Year	For	Withheld
2013	99.79	0.21
2012	99.95	0.05
2011	99.93	0.07

Board of Directors and Committee Membership	2013 Attendance

Board of Directors	8 out of 8	100%
Audit Committee	4 out of 4	100%
Health, Safety and Community Committee	3 out of 4	75%
Other Public Board Memberships
Not Applicable

1)	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Effective Date, based upon information furnished to the Company by Drago Kisic.
2)	Assumes a total of 176,987,682 Common Shares issued and outstanding as at the Effective Date.
3)	Assumes a total of 7,732,250 stock options outstanding as at the Effective Date.

VICTOR GOBITZ Non-independent Director(1) Lima, Peru Director since March 11, 2011 Area of Expertise: Start-up and expansion of mining projects in South America	Mr. Gobitz is a Mining Engineer who received his professional education at the Pontificia Universidad Católica del Perú from 1981 to 1986 and obtained a Master’s degree in Business Administration (MBA) from Escuela de Administración de Negocios – ESAN in 1998. Mr. Gobitz sits on the Board of Directors of another public mining company listed on Bolsa de Valores de Lima, Castrovirreyna Compañía Minera. Mr. Gobitz has been Director of Volcan Compañía Minera and Sociedad Nacional de Minería, Energía y Petróleo (SNMPE). Currently is Director of the Peruvian Mining Safety Institute (ISEM) and of the public fund NCF Valores. Member of the Board of the Peruvian Corps of Engineers – Chapter of Mining Engineers (CIP). Currently he is the CEO of Compañia Minera Milpo.

Number and Percentage of Common Shares Held or Controlled as at the Effective Date
Nil(2)
Nil %
Options Held or Controlled as at the Effective Date
400,000(3)
5.17%
Voting Results (%)

Year	For	Withheld

2013	98.20	1.80
2012	90.87	9.13
2011	99.88	0.12

Board of Directors and Committee Membership	2013 Attendance

Board	6 out of 8	75%
Health, Safety and Community Committee	3 out of 4	75%

Other Public Board Memberships
Not Applicable

1)	Mr. Gobitz was the Company’s COO until June 30, 2013, consequently he is considered an inside director.
2)	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Effective Date, based upon information furnished to the Company by Victor Gobitz.
3)	Assumes a total of 7,732,250 stock options outstanding as at the Effective Date.

RAM RAMACHANDRAN Independent Director Ontario, Canada Director since May 11, 2011 Area of Expertise: Corporate finance, Canadian financial reporting,	Mr. Ramachandran has over 25 years of financial reporting experience in a multitude of capacities. During the past 12 years Ram has consulted extensively on financial reporting and regulatory matters for public companies, accounting and law firms. Mr. Ramachandran's contributions to the capital markets include authoring and launching the "Canadian Securities Reporter", a proprietary public company subscription service currently available through the CICA's Knotia website. Mr. Ramachandran has previously served as Associate Chief Accountant and Deputy Director, Corporate Finance at the Ontario Securities Commission and served as a senior member in the national office of an international accounting firm. Mr. Ramachandran was also a member of the OSC's Continuous Disclosure Advisory Committee (2004-2007) and has completed the IFRS Certification program offered by the Institute of Chartered Accountants in England & Wales. Mr. Ramachandran originally qualified as a Chartered Accountant in England & Wales and subsequently became a C.A. in Ontario in 1984.

Number and Percentage of Common Shares Held or Controlled as at the Effective Date
Nil(1)
Nil %
Options Held or Controlled as at the Effective Date
275,000(2)
3.49%
Voting Results (%)

Year	For	Withheld
2013	99.78	0.22
2012	99.95	0.05
2011	99.93	0.07

Board of Directors and Committee Membership	2013 Attendance

Board of directors	8 out of 8	100%
Audit Committee	4 out of 4	100%
Other Public Board Memberships
Not Applicable

1)

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Effective Date, based upon information furnished to the Company by Ram Ramachandran.

2)	Assumes a total of 7,732,250 stock options outstanding as at the Effective Date.

SIDNEY ROBINSON Independent Director Ontario, Canada Director since March 8, 2011 Area of Expertise: Corporate law, mergers & acquisitions	Mr. Robinson is a retired Senior Partner of Torys LLP, Toronto and New York, who practised corporate/commercial law, with emphasis on financings, mergers and acquisitions and international projects. He represented business clients based in Canada, France, Germany, Italy, Japan, Sweden and the United States. In his practice, Sidney acted as strategic and legal advisor to senior management and Boards of Directors. Mr. Robinson currently sits on the Boards of Directors of two other public companies listed on the Toronto Stock Exchange, Amerigo Resources Inc. and Chartwell Retirement Residences and one private company, Butterfield & Robinson Inc. He has served on the Boards of Directors of a number of public and private Canadian and U.S. companies including the Boards of Directors of AGIP Canada Ltd., BMW Canada Inc., C.I. Fund Management Inc., Loring Ward International Inc., Inmet Mining Company, Purolator Courier Ltd. and Pelmorex Media Inc. (The Weather Network).

Number and Percentage of Common Shares Held or Controlled as at the Effective Date
190,000(1)
0.10%(2)
Options Held or Controlled as at the Effective Date
480,000(3)
6.20%
Voting Results

Year	For	Withheld

2013	99.73	0.27
2012	99.94	0.06
2011	99.93	0.07

Board of Directors and Committee Membership	2013 Attendance

Board of directors	8 out of 8	100%
CGC Committee	2 out of 2	100%
Other Public Board Memberships
● Chartwell Retirement Residences
● Amerigo Resources Ltd.

1)	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Effective Date, based upon information furnished to the Company by Sindey Robinson.
2)	Assumes a total of 176,987,682 Common Shares issued and outstanding as at the Effective Date.
3)	Assumes a total of 7,732,250 stock options outstanding as at the Effective Date.

ROGER NORWICH Independent Director Sark, Channel Islands Director since May 7, 2007 Area of Expertise: Mining, exploration, business	Dr. Roger Norwich a dual graduate of Manchester University worked as an oil exploration Geologist for Texaco after graduation and gained experience in the North Sea, the Gulf of Mexico and the Permian Basin. Having served as Chairman of a London AIM listed oil and gas exploration company he was a founding Director of TSXV listed Mexican Silver Mines and subsequent to the take over and merger with Rio Alto Mining has remained on the Board as an Independent Director. Dr. Norwich is non-Executive Chairman of Grupo Minero Panuco based in Mexico with extensive Copper, Gold and Molybdenum production assets. In June 2011 he joined the Board of Directors of Inkron Limited, a private company based in Hong Kong which is involved in nanometal production for the electronics industry especially nanocopper and nanosilver.

Number and Percentage of Common Shares Held or Controlled as at the Effective Date
4,734,195(1)
2.67%(2)
Options Held or Controlled as at the Effective Date
400,000(3)
5.17%
Voting results (%)

Year	For	Withheld
2013	84.99	15.01
2012	99.95	0.05
2011	99.93	0.07

Board of Directors and Committee Membership	2013 Attendance
Board of Directors	7 out of 8	78%
CGC Committee	2 out of 2	100%
Other Public Board Memberships
● Otis Gold Corp.

1)	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Effective Date, based upon information furnished to the Company by Roger Norwich.
2)	Assumes a total of 176,987,682 Common Shares issued and outstanding as at the Effective Date.
3)	Assumes a total of 7,732,250 stock options outstanding as at the Effective Date.

Cease Trade Orders, Bankruptcies or Sanctions

Other than as described below, no proposed director, within 10 years before the date of this Circular, has been a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the Company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Ramachandran was a director of Century Mining Company (“Century”), a wholly owned subsidiary of White Tiger Gold Limited (“White Tiger”), from October 21, 2011 to May 30, 2012. On May 18, 2012 Century’s secured lender realized its security consisting of White Tiger’s interest in Century upon default by Century under the secured loan. Mr. Ramachandran resigned as a director of Century effective May 30, 2012 upon the appointment of a receiver to the assets of Century.

Personal Bankruptcies

No proposed director has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Penalties and Sanctions

No proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Meeting Attendance

All the members of the Board attended the 2013 Annual Meeting of Shareholders. The Board and each of the committees, other than the Health, Safety and Community Committee, meet without management present. In 2013, the Board held in camera sessions at each of its 8 regularly scheduled meetings; the audit committee met 4 times without management; the CGC Committee met 2 times without management; and the Health, Safety and Community Committee met 4 times with a member of management being present.

The Board believes the directors who have been nominated for election in 2014 are well qualified to represent the interests of shareholders and appropriately address our business needs.

Please see Schedule “A” Corporate Governance Disclosure for more information about the Board of Directors and its corporate governance practices. For information about directors compensation please see “Directors Compensation” below.

4.	Reappointment and Remuneration of Auditors

The Board of Directors of the Company recommends the reappointment of Grant Thornton LLP, Chartered Accountants, Vancouver, as the auditors of the Company to hold office until the next annual meeting of Rio Alto. Grant Thornton has served as the auditors of the Company since October 2010. As in past years, it is also recommended that the remuneration to be paid to the auditors be determined by the Board of Directors of the Company.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of re-appointing Grant Thornton LLP, Chartered Accountants, Vancouver, as the auditors of the Company and authorize the Board to set their remuneration.

The aggregate fees billed by the Company’s external auditors in each of the three fiscal years noted below for audit and other fees are as set out in the following table.

Year Ended	Audit and Audit- Related	Taxation Related	Other	Total
31-Dec-11	$308,273	$9,379	$0	$317,652
31-Dec-12	$372,772	$20,662	$0	$393,434
31-Dec-13	$288,176	$0	$106,863	$395,039

Each fee category is detailed below.

Audit Fees

Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with filing of other documents with securities regulators.

Audit-Related Fees

Audit-related fees for professional services rendered with regards to the Company’s transition to international financial reporting standards (IFRS) and the accounting or disclosure treatment of other transactions.

Taxation Related

Tax fees for professional services rendered for tax compliance and tax advice. These services consisted of tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; and advisory services relating to domestic and international taxation.

Other

Fees paid relating to review of the Company’s transition from Canadian Generally Accepted Accounting Principles to International Financial Reporting Standards.

5.	Approval of Unallocated Options

At the Meeting, shareholders will be asked to pass an ordinary resolution approving the unallocated Options issuable pursuant to the Company's Stock Stock Option Plan (the "Unallocated Options Resolution"). Terms of the Stock Stock Option Plan are fully described in this Circular under the heading "Executive Compensation – 3. Options to Purchase Securities - Stock Stock Option Plan". Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the Unallocated Options Resolution.

Among other restrictions, the aggregate number of Common Shares that may be reserved for issuance at any time pursuant to Options granted under the Stock Option Plan, together with any Common Shares reserved for issuance under any other equity compensation arrangement, may not exceed 10% of the then outstanding Common Shares (on a non-diluted basis).

Options are considered to be "allocated" pursuant to the Stock Option Plan when issued. Options which remain available for grant under the terms of the Stock Option Plan are referred to as "unallocated". As at the date hereof there were 7,732,250 Options issued and outstanding, representing approximately 4.36% of the outstanding Common Shares. As at the date hereof, 9,966,518 Options remained unallocated and available for grant under the Stock Option Plan. See "Securities Authorized for Issuance Under Equity Compensation Plans" in this Circular for further information concerning the Options outstanding and remaining available for grant as at December 31, 2013.

Since the Stock Option Plan does not fix a specific aggregate maximum number of Common Shares that may be issued pursuant to Options, but instead fixes the maximum number of Common Shares reserved for issuance based on 10% of the outstanding Common Shares from time to time, the rules of the TSX require that all unallocated Options be approved every three years. The Stock Option Plan was last approved by the shareholders on September 28, 2011.

Accordingly, at the Meeting, the shareholders will be asked to consider, and if deemed fit, pass an ordinary resolution approving the unallocated Options under the Stock Option Plan. If approval of the Unallocated Options Resolution is not obtained, Rio Alto will not be permitted to grant any further Options under the Stock Option Plan following the Meeting, but Options that have already been granted will remain outstanding. If the Unallocated Options Resolution is not approved currently outstanding Options which are subsequently cancelled or terminated will not be available for re-grant. In addition, if approval is obtained, Rio Alto will continue to be able to grant Options under the Stock Option Plan without further Shareholder approval until May 12, 2017.

As described above under "Executive Compensation", the Stock Option Plan is a key component of Rio Alto's overall compensation structure and is critical to its ability to attract and retain qualified and dedicated personnel. If approval is not obtained at the Meeting, Rio Alto will not be able issue further Options pursuant to the Stock Option Plan. In such an event, Rio Alto may have to incentivize its employees in an alternative manner, such as greatly increased cash bonuses, which may prove to be less effective and more costly to Rio Alto. In light of this, the Board has unanimously approved, subject to regulatory and shareholder approval, the unallocated Options under the Stock Option Plan. At the Meeting, the shareholders will be asked to consider and, if thought fit, pass an ordinary resolution approving the unallocated Options under the Stock Option Plan.

6.	Other Business

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

COMPENSATION DISCUSSION AND ANALYSIS

1.	Executive Compensation

This discussion describes the Company’s executive compensation program for each person who acted in the capacity as Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the three most highly compensated executive officers (or three most highly compensated individuals acting in a similar capacity), other than the CEO and the CFO, whose compensation was more than $150,000 during the financial year ended December 31, 2013 (each a “Named Executive Officer” or “NEO” and collectively the “Named Executive Officers” or “NEOs”).

For the financial year ended December 31, 2013, the Company’s NEOs were Alexander Black (CEO), Anthony Hawkshaw (CFO), Jaime Soldi (VP Peru Corporate Affairs), Andrew Cox (Mining Manager at the Company’s La Arena Gold Oxide Mine), and Timothy Williams (VP Operations). This section will address the Company’s executive compensation philosophy and objectives and provide a review of the process the CGC Committee and the Board of Directors undertake in deciding how to compensate the Company’s Named Executive Officers. The compensation of the NEOs is subject to review by the full Board of Directors. This section will also provide a discussion and analysis of the specific decisions about the compensation of the Named Executive Officers for the financial year ended December 31, 2013.

Compensation Governance

The Company's CGC Committee is comprised of Roger Norwich (Chair), Klaus Zeitler and Sidney Robinson, all of whom are independent directors within the meaning set out in National Instrument 52-110 – Audit Committees. All three members of the CGC Committee are experienced participants in the business world who have sat on the Board of directors of other companies, charities or business associations, in addition to the Board of Directors of the Company.

Dr. Roger Norwich is a dual graduate of Manchester University and worked as an oil exploration geologist for Texaco after graduation and gained experience in the North Sea, the Gulf of Mexico and the Permian Basin. Dr. Norwich is a Board member of various public and private companies active in the resource industry, such as Grupo Minero Panuco (based in Mexico with extensive copper, gold and molybdenum production assets), Inkron Limited and Otis Gold.

Dr. Klaus Zeitler received his professional education at Karlsruhe University from 1959 to 1966 and obtained a PhD in economic planning. Dr. Zeitler is a member of the Canadian Institute of Mining and Metallurgy and the Prospectors and Developers Association. Dr. Zeitler financed, built and managed base metal and gold mines throughout the world. Dr. Zeitler was a managing director of Metallgeschaft AG, a German metals conglomerate and in 1986 founded and was a director and CEO of Metall Mining, later Inmet. After having been a director of Teck Cominco for many years, Dr. Zeitler joined that company in 1997 as Senior Vice President and had responsibilities for the exploration and development of mines in Peru, Mexico and the USA. Since his retirement from Teck Cominco in 2002, and in addition to being

President, CEO and a director of Amerigo Resources Limited, Dr. Zeitler has been actively involved as a director in various junior base and precious metal companies.

Mr. Sidney Robinson is a retired senior partner of Torys LLP, Toronto and New York, who practised corporate/commercial law, with emphasis on financings, mergers and acquisitions and international projects. In his practice, Mr. Robinson acted as strategic and legal advisor to senior management and Boards of Directors. Mr. Robinson currently sits on the Boards of Directors of two public companies listed on the TSX, Amerigo Resources Inc. and Chartwell Retirement Residences and one private company, Butterfield & Robinson Inc.

The responsibilities of the CGC Committee in respect of compensation matters include reviewing and recommending to the Board of Directors the compensation policies and guidelines for executives, supervisory management and personnel, reviewing corporate benefits, bonuses and other incentives, reviewing and approving corporate goals and objectives relevant to CEO and CFO compensation; reviewing officer and director compensation; reviewing executive compensation disclosure, succession plans for officers and for key employees, and material changes and trends in human resources policy, procedure, compensation and benefits. See “Corporate Governance Disclosure – Meetings and Committees of the Board” for additional information regarding the responsibilities of the CGC Committee.

The CGC Committee has unrestricted access to the Company’s personnel and documents and is provided with the resources necessary, including, as required, the engagement and compensation of outside advisors, to carry out its responsibilities.

Compensation Philosophy, Objectives and Components

The compensation program of the Company is designed to attract, motivate, reward and retain knowledgeable and skilled executives required to achieve the Company’s corporate objectives and increase shareholder value. The main objective of the compensation program is to recognize the contribution of the executive officers to the overall success and strategic growth of the Company. The compensation program is designed to reward management performance by aligning a component of the compensation with the Company’s operating and financial performance and share value. The philosophy of the Company is to pay the management a total compensation amount that is competitive with other international mining companies and that is consistent with the experience and responsibility level of the management. The purpose of executive compensation is to incent and reward the executives for their contributions to the achievements of the Company on both an annual and long term basis, and to provide additional awards for superior performance by the Company and the executive.

Review by Compensation Consultant

In light of the rapid growth of the Company from a junior mining exploration company to a gold producer, the Company retained the services of an independent consulting firm, Lane Caputo Compensation Inc. (“Lane Caputo”) in May 2012 to undertake a full review of the Company’s compensation program for its executive officers and directors. Lane Caputo has not provided any services to the Company or its subsidiaries, or to any of its directors or members of management, other than the services discussed in this section.

The fees paid to all compensation consultants in the past two years are as follows:

Name of Consulting Firm/Individual	Executive Compensation- Related Fees	All Other Fees
Lane Caputo	$29,316	Nil

Lane Caputo advised the CGC Committee from May through November 2012. Lane Caputo provided information and advice in respect of executive and director compensation for the Company based on industry comparable companies and other relevant factors. After reviewing the Company’s past and existing compensation programs and levels for executives and directors in comparison to the practices of a peer group of companies and practices in the current market, and after taking into consideration the growth and success of the Company and various potential risks associated with different compensation programs, the CGC Committee made its recommendations to the Board of Directors for approval in November 2012. The Board of Directors approved the recommendations and the new compensation program took effect as of January 1, 2012.

The Company’s current compensation program provides short-term, medium-term and long-term incentives and consists of three key elements:

a)	a base amount of salary and benefits;

b)

a bonus program; which in the case of the CEO and CFO, consists of: (A) an annual performance based cash bonus; and (B) a long-term share price based cash bonus; in the case of all other NEOs, in accordance with the Company’s profit-sharing program required under Peruvian law; and

c)	stock options.

Fixed annual base salary compensates executives for the roles they perform and provides a competitive foundation for each executive’s total compensation. Annual variable compensation in the form of a cash incentive bonus based on the Company’s performance is intended to motivate and reward the accomplishment of specific business and operating objectives within a one-year time period. Long-term at-risk compensation for the CEO and CFO, which is provided in the form of a share price based cash bonus, focuses executives’ performance on long-term strategic priorities, the creation of shareholder value and acts to link executive and shareholder interests. Each of these components is described further below.

Base Salary

The objective of base salary compensation and benefits is to retain and reward Named Executive Officers on a short term basis. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience, expertise and the amount of time devoted to the affairs of the Company. Subjective factors such as leadership, commitment and attitude are also considered. The Company, with the assistance of Lane Caputo, has also reviewed the compensation of its relevant peer group in determining the competitiveness of base salary to the CEO and CFO. Base salary levels for the other NEO’s are determined by the CEO & CFO upon consideration of job market related factors for the levels of responsibility, experience, expertise and leadership. The recommendation of the CEO & CFO are considered and approved by the CGC Committee.

Bonus Plans

The objective of performance based bonuses is to incent the maximization of shareholder value by the Named Executive Officers, taking into consideration the operating performance of the Company. In 2012, the Board of Directors, upon recommendation by the CGC committee, implemented a new bonus regime that is applicable to the CEO and the CFO. The goal of the new regime is to provide the Company with sufficient flexibility such that total cash compensation paid to the executives (salary and bonus) can achieve a high level of cash compensation when relative performance warrants such compensation.

The bonus regime for the Company’s CEO and CFO is based on the Company achieving predetermined annual operations and/or financial goals and consists of two programs: (1) an annual bonus program based on the Company’s prior year’s audited operating cash flow, with a maximum entitlement equal to 125% of the executive’s salary for that year; and (2) a bonus program based on the trading price of the

Company’s Common Shares. The details of each bonus program is further described below. Bonuses for other NEO’s are determined under the Company’s profit sharing program which is based on the law of Peru.

a)	Operating Cash Flow Bonus Program

A bonus becomes payable under this program if the Company’s audited annual operating cash flow exceeds a certain amount, as pre-determined by the Company’s Board of Directors. This program came into effect on January 1, 2012 with the first bonus payable in respect of the financial year ended December 31, 2012. Commencing for the 2013 financial year and continuing annually thereafter, the annual operating cash flow bonus is to be based on the projected annual operating cash flow as set out in the annual budget approved by the Board of Directors. The thresholds for the payment of the annual operating cash flow bonus are collared at 75% to 125% of the budgeted annual operating cash flow. A pro-rated bonus will be payable in the event of a change of control transaction with reference to the cash flow for the most recently completed interim financial period preceding the closing of such transaction.

Any bonuses payable under this program will be paid on the earlier of (i) within 30 days of the public filing of the audited financial statements for each respective year; and (ii) immediately prior to the closing of the change of control transaction.

For the financial year ended December 31, 2013, the Board of Directors determined that a bonus would be payable if the audited annual operating cash flow exceeded $90 million. The executive would be entitled to a bonus payment equal to 75% of his annual salary once cash flow exceeds $90 million and would increase by 1% for every $1 million of additional operating cash flow thereafter, to a maximum bonus payment equal to 125% of the executive’s annual salary.

b)	Share Price Bonus Program

A bonus may become payable under this program if the 90 day volume weighted average share price of the Company’s Common Shares exceeds certain thresholds as outlined below:

90 Day Volume Weighted Average Share Price of Rio Alto (the “Share Price Condition”)	Time Period for Attaining 90 Day Volume Weighted Average Share Price	Amount of Share Price Bonus to Accrue in Favor of the Executive
$5	On or Before December 31, 2012	1,000 Ounces of Gold
$6	On or before December 31, 2013	1,000 Ounces of Gold
$7	On or Before December 31, 2014	1,000 Ounces of Gold
$8	On or Before December 31, 2016	1,000 Ounces of Gold
$9	On or Before December 31, 2016	1,000 Ounces of Gold
$10	On or Before December 31, 2016	1,000 Ounces of Gold

A share price bonus will accrue in favour of the CEO and CFO upon the satisfaction of a Share Price Condition. Notwithstanding the foregoing, in the event that a Share Price Condition is satisfied and the volume weighted average price of the Common Shares for the 90 day period ending on trading date immediately preceding the Pay Date (as defined below) is less than such Share Price Condition by a factor of 15% or more, the amount of the bonus payable to the executive is subject to reduction at the sole discretion of the Board of Directors. In exercising its discretion in such circumstances, the Board of Directors shall consider factors they consider to be relevant and appropriate in the circumstances. A material decrease in the price of gold and other analogous events that are external to the Company that can be reasonably regarded as materially contributing to a material decrease in the price of the Common Shares of the Company and occur following the date on which a Share Price Condition is satisfied shall not be a basis on which the Board of Directors may exercise their discretion to reduce the amount of a share price bonus payable to the Executive. A Share Price Bonus will only be paid once for any one share price level achieved.

All accrued share price bonuses will be payable to the executive on the earlier of: (i) January 1, 2017; (ii) immediately prior to the closing of a change of control transaction; (iii) on the termination of the executive’s employment by the Company without just cause; (iv) on the executive’s retirement due to his permanent disability; or (v) on the executive’s retirement due to a specific family circumstance. The earliest of the foregoing dates is the “Pay Date”. No accrued bonus(es) will be paid if the executive is not employed by the Company on the Pay Date.

All accrued share price bonuses will be payable in cash based on the average London Gold Market AM Fixing Price per ounce of gold for the 90 day period preceding the Pay Date.

Bonuses for Other Executives

All of the NEOs, other than the CEO and CFO, participate in the Company’s profit-sharing program. The profit-sharing program is governed by Peruvian law and is available to all Peruvian-based employees. Pursuant to the profit-sharing program, the Company is obligated to allocate 8% of its profits to its employees, and the amount is allocated amongst the employees in proportion to the number of days they have worked in any given year as well as the level of compensation they receive.

Discretionary bonuses may also be paid to executive officers other than the CEO and CFO on a case by case basis upon review and approval by the CGC Committee and the Board of Directors.

Stock Options

The Company has in place a stock option plan (the “Plan) under which awards have been made to executive officers in amounts relative to positions, performance, and what is considered competitive in the industry. The Plan was last approved by shareholders at the annual general and special meeting of the Company held on September 29, 2011. Further details regarding the Plan can be found under the heading “Options to Purchase Securities - The Share Option Plan” elsewhere in this Circular.

The objectives of the Plan are to incent the maximization of shareholder value on a long term basis and to retain executive officers on a long term basis. The stock option program is designed to reward executive officers for maximizing shareholder value in a volatile commodity based business in a safe, environmentally responsible, regulatory compliant and ethical manner. Increasing the value of the Common Shares increases the value of the stock options, thereby better aligning the interests of the executive officers with those of the shareholders and encourages long-term value creation for shareholders.

The Company, with the assistance of Lane Caputo, has reviewed the public disclosure available for other comparable mining companies to assist in determining the competitiveness of stock option awards. The CGC Committee assesses such information and then makes recommendations to the Board of Directors who ratify the recommendations. Outstanding options and previous grants are reviewed by the CGC Committee on an annual basis and again when considering option grants for new directors, officers and employees. However, the CGC Committee has not adopted pre-existing performance criteria or objectives for the grant of stock options. Additional grants are made periodically to recognize the exemplary performance of or the special contribution by eligible individuals. As part of the review undertaken in 2012 by the CGC Committee, the Board of Directors has determined that no future option grants will be made to the NEOs in light of their overall compensation package and the number of existing Common Shares and options already held by the NEOs.

Peer Group Analysis

Lane Caputo completed a peer group analysis as part of its review of the Company’s compensation program. The peer group chosen consists of mining companies with similar internationally-focused operations, all of whom have achieved commercial production and have the ability to sustain a compensation package based on positive cash flow. In particular, Lane Caputo used the following companies for its peer group analysis: Argonaut Gold Inc., Aurcana Corp., Avion Gold Corp., Banro Corp., B2Gold Corp., Capstone Mining Corp., Dia Bras Exploration Inc., Endeavour Silver Corp., First Majestic Silver Corp., Fortuna Silver Mines Inc., Great Basin Gold Ltd., Great Panther Silver Ltd., Hudbay Minerals Inc., Iberian Minerals Corp., International Minerals Corp., Jaguar Mining Inc., Luna Gold Corp., Nevsun Resources Ltd., Primero Mining Corp. and Silver Standard Resources Inc.

Compensation Risk

The CGC Committee periodically reviews the Company’s compensation program to ensure that it is structured to encourage decision making and outcomes that are in the best interest of the Company and its shareholders and to avoid the taking of inappropriate or excessive risks.

The new compensation structure for the Company’s executives is meant to result in a balance of achieving short-term goals and long-term strategies, and does not encourage sub-optimization or reward actions that could produce short term success at the cost of long term shareholder results. Additionally, the CGC Committee monitors the risk level of the Company’s executive compensation program by ensuring that the compensation framework is structured to align with the Company’s short and long term goals, ensuring that a significant portion of executive compensation is at risk and is variable year over year, having option grants that have a life span of five years which would encourage long term sustainable share price appreciation, and taking a review of the Company’s compensation program periodically, and if required, obtaining the services of independent outside advisors.

The CGC Committee and the Board of Directors are satisfied that there were not any identified risks arising from the Company’s compensation programs or policies that would have had any material adverse effect on the Company. The Company does not have any policy in place to permit an executive officer or director to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director.

Performance Graph

The following graph compares the total cumulative shareholder return as at fiscal/period year end, since May 31, 2009, for $100 invested in Common Shares of the Company with the cumulative total return (assuming dividends are reinvested) of the S&P TSX Composite Index over the financial year ended December 31, 2013.

Date	S&P TSX Global Gold Index	Spot Gold	Market Price per Common Share (Rio Alto TSX)
May 31, 2009	340.90	1,069.43	$0.20
May 31, 2010	362.77	1,267.12	$0.75
May 31, 2011(1)	387.78	1,488.25	$2.33
December 31, 2011	360.40	1,593.03	$3.19
December 31, 2012(2)	303.04	1,641.95	$5.09
December 31, 2013	156.45	1,282.17	$1.77

Notes:

(1)	In November 2011, the Company changed its fiscal year end from May 31 to December 31.
(2)	The Company’s Common Shares commenced trading on the TSX on February 22, 2012. Prior thereto, the Company’s Common Shares were traded on the TSX Venture Exchange.

The Company’s executive compensation programs are designed to align the financial, operating and market performance of the Company with the compensation that the NEOs ultimately receive. Executive compensation has generally corresponded to the trends shown by the graph, although industry-specific factors have influenced compensation over the same period. The value of long-term incentives at a time of grant will also vary based on corporate performance.

Over the period from May 31, 2010 to December 31, 2013, the total shareholder return was a gain of 785% compared to a negative return of 54% for the S&P/TSX Global Gold Index and a positive return of 20% for the spot price of gold. During the period from May 31, 2010 to December 31, 2013, the aggregate total compensation for the Named Executive Officers increased from $851,410 to $2.4 million. This increase can be attributed in large part to several factors, including: the granting of annual short term and long term incentives to the Named Executive Officers in respect of the fiscal year ended December 31, 2012, the significant change in the Company’s structure and its development from a junior exploration company at the beginning of the period to an intermediate gold producer marketing its gold into the international markets; an overall increase in staffing levels of the Company resulting in increased supervisory responsibilities for the Named Executive Officers; and the fact that a worldwide boom in the mining industry created a large demand for experienced executives and personnel, necessitating a competitive salary and benefit structure and payment of annual incentives to attract and maintain experienced and top level personnel. In addition, during this period, the market capitalization of the Company increased from approximately C$71.7 million at May 31, 2010 to C$310.7 million at December 31, 2013. The Company’s revenue for fiscal 2013 were approximately $285.1 million as compared to $nil for fiscal 2010. The aggregate total compensation for the Named Executive Officers in the 2013 financial year was approximately $2.4 million, a decrease from $7,255,644 in aggregate total compensation earned by the Named Executive Officers in the 2012 financial year. The Company attributes the decrease in the total compensation earned in the 2013 financial year to reflect the performance of the common shares of the Company and the Company’s financial results.

Summary Compensation Table

The following table sets forth all annual and long term compensation for the financial years ended December 31, 2013 and 2012, the seven month financial year ended December 31, 2011 and the financial year ended May 31, 2011, for services in all capacities to the Company and its subsidiaries, if any, in respect of Named Executive Officers.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year Ended	Salary ($)	Share- Based Awards ($)(1)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual	Long-Term
					Incentive	Incentive
					Plans	Plans
Alexander Black(3)	31-Dec-13	500,000	Nil	Nil	Nil	Nil	Nil	Nil	500,000
President and	31-Dec-12	500,000	Nil	Nil	728,000	1,664,000(7)	Nil	Nil	2,892,000
CEO	31-Dec-11	141,316	Nil	427,707	220,000	Nil	Nil	Nil	789,023
Anthony Hawkshaw (4)	31-Dec-13	500,000	Nil	Nil	Nil	Nil	Nil	Nil	500,000
CFO	31-Dec-12	500,000	Nil	Nil	728,000(6)	1,664,000(7)	Nil	Nil	2,892,000
	31-Dec-11	140,501	Nil	427,707	220,000	Nil	Nil	Nil	788,208
Andrew Cox(5)	31-Dec-13	373,098	Nil	Nil	124,148	Nil	Nil	Nil	497,246
Mining	31-Dec-12	291,629	Nil	Nil	164,768	Nil	Nil	Nil	456,397
Manager	31-Dec-11	132,712	Nil	269,006	88,475	Nil	Nil	Nil	490,193
Timothy Williams(6)	31-Dec-13	366,606	Nil	Nil	141,461	Nil	Nil	Nil	508,067
Vice President	31-Dec-12	334,022	Nil	Nil	242,500	Nil	Nil	Nil	576,522
Operations	31-Dec-11	157,342	Nil	269,006	104,895	Nil	Nil	Nil	531,243
Jaime Soldi	31-Dec-13	245,000	Nil	Nil	101,618	Nil	Nil	Nil	346,618
VP Peru Corporate	31-Dec-12	245,000	Nil	Nil	193,725	Nil	Nil	Nil	438,725
Affairs	31-Dec-11	113,558	Nil	269,006	92,144	Nil	Nil	Nil	474,708

Notes:

1)

“Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

2)

“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features.

3)	Mr. Black was appointed CEO of the Company effective on February 1, 2012 and President of the Company on June 2, 2010.
4)	Mr. Hawkshaw will cease to be the CFO and a director of the Company on May 1, 2014.
5)	Mr. Cox was appointed Mining Manager of La Arena S.A., a subsidiary of the Company, on November 1, 2011. Prior to this he was a consultant acting in the same capacity.
6)	Mr. Williams was appointed Vice President Operations of the Company on November 5, 2010.
7)

In the financial year ended December 31, 2013, there were no bonuses paid to either Mr. Black or Mr. Hawkshaw. In the year ended December 31, 2012 there was a bonus payment of $240,000 in recognition of the Company’s La Arena Gold Oxide Mine achieving a daily processing rate of 24,000 tonnes of ore. Also, in accordance with the bonus program implemented in 2012, $488,000 (97.6% of annual salary) became payable to each of Mr. Black and Mr. Hawkshaw under the Company’s operating cash flow bonus program in accordance with the pre-determined threshold for the financial year ended December 31, 2012. In the year ended December 31, 2011, there was a bonus payment of $220,000 made to Mr. Black and Mr. Hawkshaw upon 10,000 ounces of gold being produced from La Arena Gold Oxide Mine.

8)

In the financial year ended December 31, 2013 targets for the share price bonus program were not meet and hence the bonus was not accrued for. 1,000 ounces of gold were accrued under the Company’s share price bonus program for the financial year ended December 31, 2012 since the volume-weighted average trading price of the Company’s Common Shares exceeded $5.00 as at December 31, 2012. The value of this long-term incentive is calculated based on the price of $1,664 per ounce of gold.

9)

The NEOs did not receive any property or other personal benefits that are not generally available to all employees that in aggregate are worth CAD$50,000 or more, or are worth 10% or more of an NEO’s total salary for the financial year.

The bonus payments to each of Mr. Soldi, Mr. Cox and Mr. Williams were made in accordance with the Company’s profit-sharing program. See “Compensation Discussion and Anaylsis Section – Bonus for other Executives.”

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards outstanding for each Named Executive Officer of the Company as of the most recent financial year end, including awards granted before the most recently completed financial year.

		Option-Based Awards
	Number of
	Securities	Option Exercise		Value of
Name and Principal Position	Underlying	Price		Unexercised
	Unexercised		Option Expiration
	Options		Date
				in-the-money
	(#)	($)		Option(1)(2)
				($)
Alexander Black
President and CEO	100,000	3.22	16-Nov-16	N/A
Anthony Hawkshaw	200,000	1.80	20-Sep-15	N/A
CFO	200,000	3.22	16-Nov-16	N/A
Andrew Cox
Mining Manager	125,000	3.08	16-Nov-16	N/A
Timothy Williams	150,000	1.90	05-Nov-15	N/A
Vice President Operations	125,000	3.08	16-Nov-16	N/A
Jaime Soldi	125,000	1.50	20-Sep-15	33,750
Vice President Peru Corporate Affairs	125,000	3.08	16-Nov-16	N/A

Notes:

1)

Unexercised “in-the-money” options refer to the options in respect of which the market value of the underlying securities as at the financial year end, exceeds the exercise or base price of the option.

2)	The aggregate of the difference between the market value of the Common Shares as at December 31, 2013, being $1.77 per Common Share, and the exercise price of the options.
3)	The Company does not have any share-based awards.

None of the awards disclosed in the table above have been transferred at other than fair market value.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of option-based awards and share-based awards which vested or were earned during the most recently completed financial year for each Named Executive Officer.

	Option-Based	Share-Based Awards	Non-Equity Incentive Plan
	Awards -	-	Compensation -
Name and Principal Position	Value vested	Value vested during	Value earned during the year
	during the year	the year
	($)	($)	($)
Alexander Black
	82,710	N/A	N/A
President and CEO
Anthony Hawkshaw
	82,710	N/A	N/A
CFO
Andrew Cox	52,020	N/A	N/A
Mining Manager
Timothy Williams
	52,020	N/A	N/A
Vice President Operations
Jaime Soldi
Vice President Peru Corporate	52,020	N/A	N/A
Affairs

800,000 stock options were exercised by Anthony Hawkshaw, CFO, in the year ended December 31, 2013. See “Options to Purchase Securities” for further information on the Company’s stock option plan.

Pension Plan Benefits

The Company does not have in place any pension plan or deferred compensation plan that provides for payments or benefits at, following or in connection with the retirement of the Named Executive Officers.

Termination and Change of Control Benefits

Pursuant to the terms of the employment contract with each of Mr. Black and Mr. Hawkshaw, in the event of termination without cause (including upon a change of control of the Company, as defined in their respective employment contract), each of Mr. Black and Mr. Hawkshaw is entitled to a payment (the “Termination Payment”) equal to the sum of: (a) all accrued and unpaid salary and bonuses to the date of termination; (b) two times the executive’s salary based on the executive’s current annual salary as of the date of termination; (c) two times the average operating cash flow bonus paid to the executive for the preceding two financial years; (d) a payment equal to the accrued share price bonus; and (e) two times the normal course benefits provided to the executive on an annual basis. If Mr. Black or Mr. Hawkshaw terminate their employment, the executive must provide 30 day notice to the Company and the Company is obligated to pay to the executive all salary and operating cash flow bonuses earned but not yet paid, and all expenses properly incurred prior to the termination date. In the event of death of the executive, the Company must pay to the executive’s legal representation all salary and operating cash flow bonuses earned but not yet paid, if the death occurs following the completion of the first quarter of a financial year, a pro rated operating cash flow bonus based upon the consolidated operating cash flow of the Company for the current financial year through the last financial quarter preceding the date of death, less required withholdings, (iv) the accrued share price bonus, less required withholdings; as well as all expenses properly incurred. In the event of termination for just cause, the executive is entitled to receive all salary earned but not yet paid and all expenses property incurred.

The other NEOs, with the exception of Mr. Cox, will receive a payment equal to two times the executives’ salary if the Company undergoes a change of control, based on the executive’s current salary as of the date of change of control.

The following table provides the total value of severance, incremental payments, payables and any other termination benefits that would have been paid to each NEO had employment been terminated on December 31, 2013 under various scenarios.

Termination
		Change of	without Cause	Termination upon	Termination for
Name	Retirement (US$)	Control (US$)	(US$)	Death (US$)	Cause (US$)
Alexander Black	-	2,838,366(1)	2,838,366(1)	1,335,750(2)	-
Anthony	-	2,838,366(1)	2,838,366(1)	1,335,750(2)	-
Hawkshaw
Andrew Cox	-	-	-	Profit-sharing	-
amount accrued(3)
Timothy	-	733,212	-	Profit sharing	-
Williams				amount accrued(3)
Jaime Soldi	-	490,000	-	Profit sharing	-
amount accrued(3)

Notes:

(1)

The total incremental amount that would have been to each of Mr. Black and Mr. Hawkshaw had their employment been terminated without cause (including upon a change of control of the Company) on December 31, 2013 was $2,838,366 (the amount is to equal the sum of (a) all accrued and unpaid salary and bonuses to the date of termination - $0.00; (b) two times the executive’s salary based on the executive’s current annual salary as of the date of termination - $1,000,000; (c) two times the average operating cash flow bonus paid to the executive for the preceding two financial years ($488,000 = $488,000 x2/2); (d) a payment equal to the accrued share price bonus ($1,335,750 - based on the average London Gold Market AM Fixing Price per ounce of gold for the 90 days preceding December 31, 2013) and (e) two times the normal course benefits provided to the executive on an annual basis $14,616.)

(2)	The termination to be upon death is the amount accrued under the share price program.
(3)	In the event of the death, the employee’s pro-rate profit share amount for the year would be paid.

No termination or change of control benefits were paid during the financial year ended December 31, 2013.

Each of the employment agreements with Mr. Black and Mr. Hawkshaw also provides that for a period of twelve months following the termination of the executive’s employment for any reason whatsoever, the executive will not solicit for hire, hire or take away or cause to be hired or taken away, any employee or consultant of the Company or its subsidiaries, who was in the employ of or retained by the Company or its subsidiaries during the twelve months preceding the termination of the executive’s employment.

2.	Directors Compensation

During the financial year ended December 31, 2013, the Company had eight (8) directors, three (3) of whom, being Alexander Black, Anthony Hawkshaw, and Victor Gobitz, were also Named Executive Officers. For a description of the compensation paid to the Named Executive Officers of the Company who also act as directors of the Company, see “EXECUTIVE COMPENSATION” above.

Director Compensation Table

The following table sets forth all compensation provided to directors who are not also Named Executive Officers (“Outside Directors”) of the Company for the financial year ended December 31, 2013.

		Share-	Option-	Non-Equity	Pension	All Other
	Fees	Based	Based	Incentive Plan	Value	Compensation	Total
Name	Earned	Awards	Awards	Compensation
		($)(1)	($)(2)	($)	($)	($)	($)
Drago Kisic	58,001	Nil	58,021	Nil	Nil	12,000	128,022
Roger Norwich	68,001	Nil	58,021	Nil	Nil	10,500	136,522
Ram
Ramachandran	78,001	Nil	58,021	Nil	Nil	12,000	148,022
Sidney
Robinson	58,001	Nil	58,021	Nil	Nil	12,000	128,022
Victor Gobitz	28,998	Nil	58,021	Nil	Nil	3,000	90,019
Klaus Zeitler	100,000	Nil	87,032	Nil	Nil	45,600	232,632

Notes:

1)

“Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

2)

“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features. Value based on the fair market value of the stock options granted having a value of approximately $572,000 based on the Black-Scholes pricing model using weighted average assumptions of: risk-free interest rate – 1.28%; expected volatility – 50%; dividend yield – 0%; and expected life of each option granted – 3 years.

For the financial year ended December 31, 2013, all Outside Directors, other than Mr. Zeitler, who acts as Chairman of the Board of Directors, were paid a monthly fee of $4,833 and a meeting fee of $1,500 per meeting. Mr. Zeitler was paid an annual fee of $100,000 and an accommodation allowance of $2,800 per month was paid to a private company controlled by Mr. Zeitler. Mr. Zeitler is also entitled to a one year severance payment if a change of control of the Company occurs and Mr. Zeitler resigns as Chairman of the Board of Directors as a result of certain specified reasons or the agreement with Mr. Zeitler is terminated by the Company. The Chair of the Audit Committee (being Mr. Ramachandran), is paid an additional annual fee of $20,000 and the chair of each of the Company’s other committees is each paid an additional annual fee of $10,000.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards outstanding for each Outside Director of the Company as of the most recent financial year end, including awards granted before the most recently completed financial year.

	Option-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in- the-money Option(1)(2)
	(#)	($)		($)
	100,000	3.22	16-Nov-16	N/A
Drago Kisic	100,000	5.25	10-Sep-17	N/A
	100,000	2.12	23-Oct-18	N/A
	100,000	1.80	20-Sep-15	N/A
Roger Norwich	100,000	3.22	16-Nov-16	N/A
	100,000	5.25	10-Sep-17	N/A
	100,000	2.12	23-Oct-18	N/A
	75,000	3.22	16-Nov-16	N/A
Ram Ramachandran	100,000	5.25	10-Sep-17	N/A
	100,000	2.12	23-Oct-18	N/A
	180,000	2.39	11-Mar-16	N/A
Sidney Robinson	100,000	3.22	16-Nov-16	N/A
	100,000	5.25	10-Sep-17	N/A
	100,000	2.12	23-Oct-18	N/A
	100,000	3.22	16-Nov-16	N/A
Victor Gobitz	200,000	3.75	23-Jan-17	N/A
	100,000	2.12	23-Oct-18	N/A
	150,000	1.80	20-Sep-15	N/A
Klaus Zeitler	150,000	3.22	16-Nov-16	N/A
	100,000	5.25	10-Sep-17	N/A
	150,000	2.12	23-Oct-18	N/A

Notes:

1)	Unexercised “in-the-money” options refer to the options in respect of which the market value of the underlying securities as at the financial year end exceeds the exercise or base price of the option.
2)	The aggregate of the difference between the market value of the Common Shares as at December 31, 2013, being $1.77 per Common Share, and the exercise price of the options.
3)	The Company does not have any share-based awards.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of option-based awards and share-based awards which vested or were earned during the most recently completed financial year for each Outside Director.

	Option-Based Awards -	Share-Based	Non-Equity Incentive
		Awards -	Plan Compensation -
Name and Title
	Value vested during the year	Value vested	Value earned during the
		during the year	year
	($)	($)	($)
Drago Kisic	138,176	N/A	N/A
Roger Norwich	138,176	N/A	N/A
Sidney Robinson	138,176	N/A	N/A
Ram Ramachandran	138,176	N/A	N/A
Victor Gobitz	66,572	N/A	N/A
Klaus Zeitler	168,619	N/A	N/A

No options were exercised by outside directors during the financial year ended December 31, 2013. See “Options to Purchase Securities” for further information on the Company’s stock option plan.

Pension Plan Benefits

The Company does not have in place any deferred compensation plan or pension plan that provides for payments or benefits at, following or in connection with retirement.

3.	Options to Purchase Securities

Share Option Plan

The Plan permits the granting of options to purchase Common Shares to directors, officers, employees of, and consultants to, the Company. The Plan limits the total number of Common Shares that may be issued on exercise of options outstanding at any time under the Plan to 10% of the number of Common Shares outstanding, subject to the following additional limitations:

  the aggregate number of Common Shares reserved for issuance to any one person under the Plan, together with all other security based compensation arrangements of the Company, must not exceed 5% of the then outstanding Common Shares (on a non-diluted basis);

  options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares in any 12 month period to any one consultant of the Company (or any of its subsidiaries); and

  options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares in any 12 month period to persons employed to provide investor relations activities. Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than ¼ of the options vesting in any three month period.

As of the Effective Date, 7,732,250 options (representing 4.36% of the issued and outstanding Common Shares) are issued and outstanding to directors, officers, employees of, and consultants to, the Company, leaving 9,966,518 options (5.64%) remaining available for issue. Pursuant to the requirements of the Toronto Stock Exchange (the “TSX”), the grant of unallocated options pursuant to the Plan is required to be approved by shareholders every three years or three years from the date the Company’s Common Shares became listed on the TSX, which occurred on February 24, 2012.

The exercise price of any options shall be determined by the Board of Directors, subject to TSX approval (if required), at the time such options are granted. In no event shall such exercise price be lower than the lesser of: (a) the five (5) day volume weighted average trading price of the Common Shares prior to the date of the grant, and (b) the exercise price permitted by the TSX. Subject to any vesting restrictions imposed by the TSX, the Board of Directors may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

The Plan also includes a black out provision. Pursuant to the policies of the Company respecting restrictions on trading, there are a number of periods each year during which directors, officers and certain employees are precluded from trading in the Company’s securities. These periods are referred to as “blackout periods”. A black out period is designed to prevent a person from trading while in possession of material information that is not yet available to other shareholders. The TSX recognizes these blackout periods might result in an unintended penalty to employees who are prohibited from exercising their options during that period because of their company’s internal trading policies. As a result, the TSX provides a framework for extending options that would otherwise expire during a black out period. The Plan includes a provision that should an option expiration date fall within a black out period or immediately following a black out period, the expiration date will automatically be extended for 10 business days following the end of the blackout period.

The maximum length of any option shall be ten (10) years from the date the option is granted, subect to any maximum period allowed by the stock exchange on which the Company’s Common Shares are then listed. Notwithstanding the above, a participant’s options will expire one (1) year after a participant ceases to act for the Company, other than by reason of death. Options of a participant that provides investor relations activities will expire 30 days after the cessation of the participant's services to the Company. In the event of the death of a participant, the participant’s estate shall have twelve (12) months in which to exercise the outstanding options. If a participant ceases to be a director, officer, employee of, or consultant to, the Company for cause, any granted but unexercised options shall terminate and become null and void immediately. The options are not assignable, other than by reason of death.

If the number of outstanding Common Shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Company or another Company or entity through a reorganization, amalgamation, arrangement, merger, re-capitalization, re-classification, stock dividend, subdivision, consolidation or similar transaction, or in case of any transfer of all or substantially all of the assets or undertaking of the Company to another entity (any of which being, a “Reorganization”) any adjustments relating to the Common Shares subject to options or issued on exercise of options and the exercise price per Common Share shall be adjusted by the Board of Directors, in its sole and absolute discretion, provided that a Participant shall be thereafter entitled to receive the amount of securities or property (including cash) to which such Participant would have been entitled to receive as a result of such Reorganization if, on the effective date thereof, he had been the holder of the number of Common Shares to which he was entitled upon exercise of his Option(s).

Subject to applicable approval of the Exchange and the Company’s shareholders, the Board may, at any time suspend or terminate the Plan. Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan without shareholder approval; provided that no such amendment or revision shall result in a material adverse change to the terms of any Options theretofore granted under the Plan, unless shareholder approval is obtained for such amendment or revision. Specifically, shareholder approval shall be required for the following amendments:

(a)	reducing the exercise price of an Option held by an insider of the Company;

(b)	extending the expiry date of an Option held by an insider of the Company;

(c)	amending the limitations on the maximum number of Shares reserved or issued to insiders;

(d)	increasing the maximum number of Options issuable pursuant to the Plan; or

(e)	amend the amendment provisions of the Plan.

In the cases of (a), (b) and (c), disinterested shareholder approval would be required.

Securities authorized for issuance under equity compensation plans

The following table sets forth securities of the Company that are authorized for issuance under equity compensation plans as at the end of the Company’s financial year ended December 31, 2013.

Number of securities
remaining available for
	Number of Securities		issuance under equity
	to be issued upon	Weighted average	compensation plans
	exercise of outstanding	exercise price of	(excluding outstanding
	options, warrants and	outstanding options,	securities reflected in
Plan Category	rights	warrants and rights	Column 1)
Equity compensation plans approved by security holders(1)	7,952,250	$2.64	9,724,518
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	7,952,250	$2.64	9,724,518

Note:

(1)

The maximum number of Common Shares reserved for issuance under the Plan is set at 10% of the outstanding Common Shares at any time. Accordingly, the number of Common Shares remaining available for future issuance will increase as the outstanding number of Common Shares increases. At December 31, 2013, 176,767,682 Common Shares were issued and outstanding.

4.	Management Contracts

During the financial year ended December 31, 2013, no management functions of the Company were to any substantial degree performed by a person or company other than the directors or executive officers (or private companies controlled by them, either directly or indirectly) of the Company.

5.	Indebtedness of Directors and Executive Officers

At no time during the most recently completed financial year of the Company was any other director, executive officer, or senior officer of the Company, nor any proposed nominee for election as a director of the Company, nor any associate of any such person or any former director or executive office of the Company or any of its subsidiaries or indebted to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided the by Company or any of its subsidiaries. As at December 31, 2013, there were not advances outstanding to employees.

6.	Interests of Informed Persons in Material Transactions

Except as otherwise disclosed herein, and other than transactions carried out in the ordinary course of business, the Company is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Company which has or will materially affect the Company.

The Company has had no material transactions or agreements in respect of which a director or executive officer has a material interest. However, if this were to occur, the Board would conduct at least one meeting without the affected director or executive officer present. In accordance with the ABCA, directors who are a party to, or are a director or an officer of a person which is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board of Directors and who are charged with the day to day management of the Company. The Board of Directors is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

Pursuant to the provisions of National Instrument 58-101 Disclosure of Corporate Governance Practice issuers are required to disclose their corporate governance practices annually and provide guidance on corporate governance practices respectively. The Board has reviewed its practices relative to the new guidelines and offers the following summary.

1.	Ethical Business Conduct

The Company adopted a Code of Business Conduct and Ethics (“the Code”) for directors, officers, all employees and certain contractors in December 2011. This Code may be viewed on the Company’s website at www.rioaltomining.com and on the Company’s SEDAR profile at www.sedar.com.

To ensure and monitor compliance with this Code, the Company provides a copy of the Code to each new employee, requesting a signature acknowledging the employee has understood its content. From June 1, 2011 to the date of this Circular, there were no material change reports regarding misconduct and/or departures from the Code.

In addition Rio Alto has adopted a Whistleblower Policy which allows its directors, officers, employees, and contractors who feel that a violation of the Code has occurred or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls, or auditing matters, to report such a violation to the Chairman of the Board via dedicated email addresses or telephone numbers. Concerns will be be investigated by the Board of Directors, management and internal audit based on the merits of the submissions. The Company will respect the confidentiality of any whistleblowing complaint received when the complainant requests confidentiality.

2.	Independence of the Board

On an annual basis, the Board of Directors reviews the relationship each director has with the Company to determine whether or not their independence is maintained. When a director has no direct or indirect material relationship with the Company or its subsidiaries which could interfere with the director’s independent judgment, that director is considered to be independent.

Nominee	Relationship	Reason for Non-Independent Status
Klaus Zeitler	Independent	No material relationship (1)
Alexander Black	Non Independent	President and Chief Executive Officer
Anthony Hawkshaw	Non Independent	Chief Financial Officer (3)
Drago Kisic	Independent	No material relationship
Ram Ramachandran	Independent	No material relationship
Victor Gobitz	Non Independent	Affiliated Outside Director (2)
Roger Norwich	Independent	No material relationship
Sidney Robinson	Independent	No material relationship

(1)

Klaus Zeitler is the Chairman of the Board of Directors and for this reason is deemed to be an “executive officer” under the definition f Executive Officer in NI 51-102. The Board considers Mr. Zeitler to be independent despite the reference to his title, as he also has no material relationship with the Company.

(2)	Mr. Gobitz was the Chief Operating Officer of the Company until June 3, 2013.
(3)	Mr. Hawkshaw will cease to be the Company’s Chief Financial Officer on May 1, 2014.

In addition, the Board ensures open and candid discussion among its independent directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a director may exist. In cases where such a conflict of interest or perceived conflict of interest is identified, it is addressed in accordance with the ABCA and the Board Mandate, a copy of which is attached hereto as Schedule A.

The Board may determine that it is appropriate to hold an in camera session excluding a director with a conflict of interest or perceived conflict of interest or such director may consider that it is appropriate to recuse himself from considering and voting with respect to the matter under consideration.

Klaus Zeitler is Chairman of the Board and, as described above, is considered to be an independent director. In accordance with the mandate of the Chairman, the Chairman presides at all meetings of the Board and, unless otherwise determined, at all meetings of shareholders. Among other things, the Chairman is to endeavour to fulfill his Board responsibilities in a manner that will ensure that the Board is able to function independently of management and is to consider, and allow for, when appropriate, a meeting of independent directors, so that Board meetings can take place without management being present. The Chairman is also to endeavour to ensure that reasonable procedures are in place to allow directors to engage outside advisors at the expense of the Company in appropriate circumstances. The role of the Chairman is to also ensure that the Board is effective in setting and implementing direction and strategy, and to work closely with the CEO and CFO to ensure the strategy agreed by the Board is put into effect.

3.	Meetings of the Board and Committees of the Board

The Board meets a minimum of four regularly scheduled times per year. In addition, special meetings are called from time to time as determined by the needs of the Company’s business. The Board has adopted the practice of following each meeting with an independent directors discussion. In the twelve-month financial year ended December 31, 2013, there were eight meetings of the Board (all of which were followed with a meeting of the independent directors without the involvement of management).

The Board has the following standing committees:

  Audit Committee

  CGC Committee

  Health, Safety and Community Committee

Audit Committee

The Audit Committee is comprised of three financially literate independent directors:

  Ram Ramachandran, Chair(1)

  Drago Kisic

  Roger Norwich

(1)	The Board has determined that Mr. Ramachandran, Chair of the Audit Committee, is a financial expert, as defined by the SEC.

The Audit Committee primary function is to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the financial integrity of the financial statements of the Company, compliance with legal and regulatory requirements, the overall responsibility for Rio Alto’s external and internal audit processes including the external auditor’s qualifications, independence and performance.

Further information concerning the Audit Committee, including the text of the Audit Committee Charter, is included in the Annual Information Form of the Company for the financial year ended December 31, 2013. A copy of the Annual Information Form is available on SEDAR at www.sedar.com.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee (CGC Committee) is comprised of three independent directors:

  Roger Norwich, Chair

  Klaus Zeitler

  Sidney Robinson

The CGC Committee is responsible for assisting management in developing the Company’s compensation structure, including the compensation polices and compensation program for directors and executives. It also works with management in continuing to develop the Company’s governance framework by regularly reviewing and implementing corporate governance policies and practices.

The CGC Committee’s responsibility in respect of compensation matters is to formulate and make recommendations to the Board in respect of compensation issues relating to officers, directors and employees of the Company. Without limiting the generality of the foregoing, the CGC Committee has the following duties in relation to compensation matters:

a)	to review and provide recommendations to the Board regarding the compensation policies and guidelines for supervisory and management personnel of the Company;
b)	to review and provide recommendations to the Board regarding corporate benefits, bonuses and other incentives, including stock options;
c)

to review and approve corporate goals and objectives relevant to the compensation of the CEO and CFO, evaluate the CEO’s and CFO’s performance in light of those corporate goals and objectives, and determine (or make recommendations to the Board with respect to) the CEO’s compensation level based on such evaluation;

d)	to review and provide recommendations to the Board regarding non-CEO officer and director compensation, incentive compensation plans and equity-based plans;
e)	to review executive compensation disclosure before the Company publicly discloses such information;
f)	to review and provide recommendations to the Board regarding succession plans for the officers and for key employees of the Company; and
g)	to review and provide recommendations to the Board regarding any material changes or trends in human resources policy, procedure, compensation and benefits.

Pursuant to the mandate and terms of reference of the CGC Committee, meetings of the Committee are to take place at least twice per year and at such other times as the Chair of the CGC Committee may determine.

Please see the COMPENSATION DISCUSSION AND ANALYSIS Section of this Information Circular for more information concerning Directors and Officers compensation.

Further information concerning the CGC Committee, including its Terms of Reference, can be found on Rio Alto’s website at www.rioaltomining.com/corporate/governance/

Health, Safety & Community Committee

The Health, Safety & Community Committee (HSC Committee) is comprised of three directors:

  Alexander Black, Chair

  Drago Kisic

  Victor Gobitz

The primary function of the HSC Committee of the Board of Directors of the Company is to assist the Board of Directors in fulfilling its oversight responsibilities regarding the health and safety of its employees and contractors, the conduct by the Company of its operations in an environmentally responsible manner and the development and maintenance of positive relationships with communities in the area of influence the Company’s projects. Consistent with this function, the HSC Committee encourages continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The HSC Committee’s primary duties and responsibilities are to:

a)

review and evaluate the Company’s health and safety practices for its employees and contractors at its exploration, construction, exploitation, remediation and mining project sites (the “Sites”), including training and educational practices, with a view to providing a safe and healthy workplace;

b)	review and evaluate environmental standards for operations conducted at the Sites with a view to operations at the Sites being conducted in an environmentally responsible manner; and
c)	facilitate and promote a positive, mutually beneficial relationship with local communities, indigenous and tribal peoples (if present) and other parties in the area of influence at the Sites.

The HSC Committee meets at least four times a year, or more frequently as circumstances dictate.

The Chair of the HSC Committee may invite one or more officers of the Company or outside advisors to attend any meeting of the Committee.

Further information concerning the HSC Committee can be found on Rio Alto’s website at www.rioaltomining.com/corporate/governance/.

The table below provides details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2013.

Director	Board	Audit	Corporate	Health, Safety
	(8 held)	Committee	Governance and	& Community
		(4 held)	Compensation	Committee
			Committee	(4 Held)
			(2 held)
Klaus Zeitler	8	Not Applicable	2	Not Applicable
Alex Black	7	Not Applicable	Not Applicable	4
Drago Kisic	4	1	Not Applicable	3
Ram Ramachandran	8	4	Not Applicable	Not Applicable
Victor Gobitz	6	Not Applicable	Not Applicable	3
Sidney Robinson	8	Not Applicable	2	Not Applicable
Roger Norwich	7	3	2	Not Applicable

4.	Other Public Company Directorships

The following directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent):

Name	Name of Reporting Issuer

Klaus Zeitler (1)	Amerigo Resources Ltd.
Los Andes Copper Ltd.
Western Copper and Gold Company

Sidney Robinson	Amerigo Resources Ltd.
Chartwell Retirement Residences
Roger Norwich	Otis Gold Corp.

Notes:

(1)

Upon careful consideration of Mr. Zeitler’s attendance to the Board and the Corporate Governance and Compensation Committee meetings the Board has determined that the simultaneous service of Mr. Klaus Zeitler on the board of directors of other public companies does not impair his ability to effectively serve as Chairman of the Board of Directors of Rio Alto.

(2)

Mr. Ram Ramachandran was a director of Century Mining Company (“Century”), a wholly owned subsidiary of White Tiger Gold Limited (“White Tiger”), from October 21, 2011 to May 30, 2012. On May 18, 2012 Century’s secured lender realized its security consisting of White Tiger’s interest in Century upon default by Century under the secured loan. Mr. Ramachandran resigned as a director of Century effective May 30, 2012 upon the appointment of a receiver to the assets of Century.

5.	Board Mandate

The Mandate of the Board is attached hereto as Schedule A.

6.	Position Descriptions

The Board has developed written position descriptions for the Chairman of the Board of Directors. The Company has no written description for its Committee chair positions; however, the Company has a mandate for each Committee and the roles and responsibilities of each Committee chair position are implied therein.

The Board and CEO and CFO have developed a written position description for the CEO and CFO. The Board, acting through the CGC Committee, is responsible for monitoring and evaluating the performance of management, including the CEO.

7.	Orientation and Continuing Education

While the Company does not currently have a formal orientation and education program for new directors, the Company has historically provided such orientation and education on an informal basis. As new directors have joined the Board, management has provided these individuals with corporate policies, historical information about the Company, as well as information on the Company’s performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. They are also provided with guidance concerning trading in the Company’s securities, blackout periods, and the Company’s disclosure practices. The Board believes that these procedures have proved to be a practical and effective approach in light of the Company’s particular circumstances, including the size of the Company, limited turnover of the directors and the experience and expertise of the members of the Board. Directors visit the mine site at least once a year so that they gain insight into the Company’s business.

No formal continuing education program currently exists for the directors of the Company. The Company encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of such courses and seminars. Each director of the Company has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.

8.	Nomination of Directors

The Board has not appointed a nominating committee. The CGC Committee is responsible for recommending to the Board, from time to time, a list of potential directors meeting the Company’s general criteria for Board membership, as well as suitable nominees to fill specific vacancies occurring between annual meetings of shareholders. The nominees are generally the result of recruitment efforts by the Board members including both formal and informal discussions among the Board members and officers.

It is anticipated that new candidates will be identified having regard to: (i) personal qualities and characteristics, accomplishments and reputation in the business community; (ii) current knowledge and contacts in the communities in which the Company does business and in the Company’s industry sectors or other industries relevant to the Company’s business; (iii) ability and willingness to commit adequate time to the Board and Board committee matters; (iv) the fit of the individual’s skills and personality with those of other directors and potential directors in building a Board that is effective and responsive to the needs of the Company; and (v) diversity of viewpoints, background, experience and other demographics.

9.	Compensation

The Board determines director and officer compensation by the recommendation of the CGC Committee, as described above.

10.	Assessments

The Board has not implemented a process for assessing its effectiveness. As a result of the Company’s size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis.

The Board does not formally assess the performance or contribution of individual members of the Board or individual committee members.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information of the Company’s most recently completed financial year is provided in the Company’s comparative financial statements and management discussion and analysis available on SEDAR. Securityholders may also contact the Company to request copies of the Company’s financial statements and MD&A.

SCHEDULE “A”

BOARD OF DIRECTORS
CORPORATE GOVERNANCE GUIDELINES
AND BOARD MANDATE

A.	BOARD COMPOSITION

	1.	Board Composition

The composition of the Board should balance the following goals:

The size of the Board should facilitate substantive discussions of the whole Board in which each director can participate meaningfully;

The composition of the Board should encompass a broad range of skills, expertise, industry knowledge, diversity of opinion and contacts relevant to the Company’s business; and

Membership on the Board shall include an appropriate number of directors whom the Board has determined have no material relationship with the Company or its principal shareholders and who are otherwise considered independent as contemplated by the corporate governance guidelines published by the Canadian Securities Administrators (the “CSA Guidelines”).

To consider a director independent, the Board determines as a factual matter that a director is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with his or her ability to act with a view to the best interests of the Company. When assessing the materiality of the relationship between a director and the Company, the Board examines a range of types of relationships such as legal, accounting, consulting, commercial, banking, charitable and familial relationships from both the perspective of the individual director and that of any organization with which he or she is associated. The Board specifically applies the definition of independence in the CSA Guidelines when considering the independent status of each director or potential director.

2.	Selection of Directors

a)

Nominations. The Governance Committee is responsible for recommending to the Board, from time to time, a list of potential directors meeting the Company’s general criteria for Board membership, as well as suitable nominees to fill specific vacancies occurring between annual meetings of shareholders. The Board is responsible for selecting nominees for election to membership on the Board for presentation at annual meetings of shareholders.

	b)	Criteria. Based on the recommendations of the Governance Committee, the Board selects director nominees considering criteria which include the following:

		(i)	Personal qualities and characteristics, accomplishments and reputation in the business community;

		(ii)	Current knowledge and contacts in the communities in which the Company does business and in the Company’s industry sectors or other industries relevant to the Company’s business;

		(iii)	Ability and willingness to commit adequate time to Board and Board committee matters;

(iv)

The fit of the individual’s skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of the Company; and

		(v)	Diversity of viewpoints, background, experience and other demographics.

	c)	Invitation. The invitation to join the Board is extended by the Board itself by way of the Chairman of the Board and any other director as determined by the Board.

d)

Orientation and Continuing Education. Management, working with the Board, provides an orientation process for new directors, including background material on the Company, its business plan and risk profile, and meetings with senior management. Periodically, management prepares additional educational sessions for directors on matters relevant to the Company and its business plan and risk profile, and to the statutory and other regulatory regimes having jurisdiction over the Company, its business and operations, its continuous disclosure compliance and its corporate governance structure.

3.	Terms Limits and Retirement

The Board does not believe that it should establish a limit on the number of times a director may stand for election. While such a limit could help in creating an environment where fresh ideas and viewpoints are available to the Board, on the other hand, a director term limit can also disadvantage the Company through losing the beneficial contribution of directors who have developed, over a period of time, increasing knowledge of, and insight into, the Company and its operations and who could therefore provide increasing contributions to the Board as a whole.

B.	BOARD COMMITTEES

	1.	Committees

The Company has at least the committees required by the CSA Guidelines. Currently, these committees of the Board are the Audit Committee, the Corporate Governance and Compensation Committee and the Environmental Committee. Each of these three committees has written terms of reference (acting as a form of committee charter) satisfying, at a minimum, applicable legislative and stock exchange rules.

All directors, whether members of a committee or not, are invited to make suggestions to a committee chair for additions to the agenda of his or her committee or to request that an item from a committee agenda be considered by the Board.

Each committee chair will give a periodic report of his or her committee’s activities to the Board.

	2.	Assignment of Committee Members

The Governance Committee is responsible, after consultation with the Chairman of the Board and giving consideration to the suggestions of individual Board members, for the assignment of Board members to various committees, including evaluating and selecting the chair of each Board committee. Consideration should be given to rotating committee members periodically at about a five year interval, but the Board does not have a firm policy mandating rotation of committee assignments since there may be reasons to maintain an individual director’s committee membership for a longer period.

	3.	Committee Member Qualifications

Each of the committees of the Board is comprised of a minimum of three directors. The required qualifications for the members of each committee are set out in the respective committees’ terms of reference. A director may serve on more than one committee.

C.	CHAIRMAN OF THE BOARD

	1.	General Functions

The Chairman of the Board shall provide leadership to the Board with respect to its functions as described in these Guidelines and as otherwise may be appropriate. The Chairman of the Board shall act as chair of meetings of the Board and, for such purpose, shall determine the agenda for each meeting of the Board in consultation with the Chief Executive Officer (“CEO”) and the Corporate Secretary.

The Chairman of the Board shall oversee the preparation for and management of, and he or she shall preside over, meetings of the shareholders of the Company.

	2.	Additional Responsibilities

The duties and responsibilities for the position of Chairman of the Board shall also include the following:

(i)

establishing procedures to govern the Board’s work including establishing the location and time of meetings of the Board and the procedures to be followed with respect to the conduct of meetings of the Board, including determining who may be present at such meetings in addition to the directors, the CEO and Corporate Secretary (if those officers are not directors);

(ii)	ensuring the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements;

(iii)	working with the chairs of the Board committees to coordinate the schedule of meetings for such committees;

(iv)	ensuring that delegated committee functions are carried out and reported to the Board;

(v)	attending, as required, as a non-voting participant at all meetings of Board committees (unless the Chairman is a voting member of such committee);

(vi)	acting as a liaison between the Board and management through the CEO;

(vii)	meeting periodically with the CEO and the Corporate Secretary to review governance issues including the level of communication between management and the Board; and

(viii)	carrying out such other duties as may be reasonably requested by the Board as a whole, depending on its evolving needs and circumstances.

3.	Appointment

The Chairman shall be appointed by the Board for a term as determined by the Board. If no term is specified, he or she shall hold office until the first meeting of the directors held after the next Annual Meeting of Shareholders.

4.	Resources

The Chairman of the Board shall have sufficient resources to discharge the responsibilities of the Chair. The Chairman of the Board shall be empowered to engage advisers as may be appropriate from time to time to advise the Chairman of the Board with respect to duties and responsibilities.

D.	BOARD MEETING PROCEDURES

	1.	Frequency of Meetings

The Board shall have a minimum of four regularly scheduled meetings per year. In addition, special meetings may be called from time to time as determined by the needs of the Company’s business.

	2.	Selection of Agenda Items for Board Meetings

The Chairman of the Board and the Corporate Secretary, in consultation with the CEO, establish the agendas for Board meetings. Any Board member, however, may recommend the inclusion of specific agenda items. The agenda is distributed in advance of a meeting to each director.

	3.	Board Materials Distributed in Advance

Information, data and presentation materials that are important to the Board’s understanding of the business are distributed in writing to the Board before the Board meets. Management should provide materials that are as concise as possible while giving directors sufficient information, and time for review (subject to availability of time sensitive materials), to make informed decisions. The Board acknowledges that, under certain circumstances, written materials may be unavailable to directors in advance of a meeting, and that certain items to be discussed at Board meetings may be of an extremely sensitive nature such that the distribution of materials on these matters prior to the Board meeting would not be appropriate.

The Board encourages senior management to bring into Board meetings, from time to time, those Company employees or consultants who (i) can provide additional insight into the various Company operations due to such person’s personal involvement and substantial knowledge in those areas under periodic Board review and assessment, and/or (ii) are persons with future potential whom senior management believes should be given exposure to the Board.

E.	CORE RESPONSIBILITIES

The mandate of the Board, as prescribed by law, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The core responsibilities of the Board include stewardship and oversight in the following areas:

	1.	Strategic Plan

The Board meets annually, at the end of the year, and may also have special meetings as required, to review the Company’s overall business strategies and its annual business plan, as well as major strategic initiatives, to allow for the Board to evaluate whether the Company’s proposed actions generally accord with Company objectives.

	2.	Identification of Principal Risks

The Board, directly and through the Audit Committee as well as the other committees of the Board, reviews the principal risks of the Company’s business and the appropriateness of the systems management puts in place to manage these risks. A current report on risk management is presented to and reviewed by the Audit Committee each quarter.

	3.	Communication Policy

The Disclosure and Confidentiality Policy established by the Board summarizes practices regarding disclosure of material information to investors, analysts and the media. The Board, in consultation with the Governance Committee, monitors and advises on compliance with this Policy.

	4.	Internal Control and Management Information Systems

The Board, acting through the Audit Committee, monitors the implementation of appropriate internal control systems. The Audit Committee reports, at least quarterly, to the Board and periodically includes in its reports updates on the status of the Company’s internal control systems.

	5.	Shareholder Feedback

The Board monitors management in its ongoing development of appropriate investor relations programs and procedures to receive and respond to shareholder feedback.

F.	EXPECTATIONS OF DIRECTORS

	1.	Commitment and Attendance

All directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone to mitigate conflicts.

	2.	Participation in Meetings

Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure and the risks and competition it faces, to facilitate active and effective participation in the deliberations of the Board and of each committee on which he or she serves. Upon request, management makes appropriate personnel available to answer any questions a director may have about any aspect of the Company’s business. Directors should also review the materials provided by management and Company advisors in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented.

	3.	Other Directorships

The Company values the experience directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a director’s time and availability, and may also present conflicts or legal issues. Directors should advise the Chair of the Governance Committee before accepting any new membership on other boards of directors or any other significant commitment involving an affiliation with other related businesses or governmental units.

	4.	Contact with Management

All directors are invited to contact the CEO at any time to discuss any aspect of the Company’s business. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

	5.	Confidentiality

The proceedings and deliberations of the Board and its committees are confidential. Each director shall maintain the confidentiality of information received in connection with his or her services.

	6.	Independent Director Sessions

To encourage free and open discussion and communication among the non-management directors of the Board, the independent directors should typically meet during or at the end of each Board meeting with no members of management present.

	7.	Evaluating Board Performance

The Board, acting through the Governance Committee, and each of the committees of the Board conduct in each case a self-evaluation at least annually to assess their respective levels of effectiveness. In addition, the Governance Committee periodically considers the mix of skills and experience that directors bring to the Board to assess, on an ongoing basis, whether the Board has the necessary tools to perform its oversight function effectively.

G.	LEADERSHIP DEVELOPMENT

	1.	Evaluating and Approving Salary for the CEO

The Board, acting through the Corporate Governance and Compensation Committee, evaluates the performance of the CEO in conjunction with the Company’s goals and objectives and, acting through the Corporate Governance and Compensation Committee, approves the compensation level of the CEO.

	2.	Evaluating and Approving the Compensation of Management

The Board, acting through the Corporate Governance and Compensation Committee, evaluates and approves proposals for overall compensation policies applicable to members of senior management.

	3.	Management Succession

At least annually, the Board reviews a succession plan, developed by management, addressing the policies and principles for selecting a successor to the CEO, both in an emergency situation and in the ordinary course of business. The succession plan should include an assessment of the experience, performance, skills and planned career paths for possible successors to the CEO currently in Company senior management.

H.	BOARD COMPENSATION

The Board conducts a review, at least once every two years, of the components and amount of Board compensation in relation to other similarly situated companies. Board compensation should be consistent with market practices but should not be set at a level that would call into question the Board’s objectivity.

I.	RELIANCE ON ADVISORS

In executing their responsibilities, each of the members of the Board, and specifically the Chairman on behalf of the independent directors, is entitled to rely on the advice, reports and opinions of management, counsel, accountants, auditors and other expert advisors, such advice to be provided at the expense of the Company. The Board, as well as each of the committees of the Board, shall accordingly have the authority to retain and approve the fees and retention terms of such outside advisors engaged for this purpose.